UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2010

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: September 10, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated September 10, 2010, entitled “CNOOC Limited Announce the Appointment of New CFO”.

Exhibit 99.1

For Immediate Release

CNOOC Limited Announce the Appointment of New CFO

(Hong Kong, September 10, 2010) –CNOOC Limited (“the Company", NYSE: CEO, SEHK: 883) announces today that Mr. Zhong Hua will succeed Mr. Yang Hua as new Chief Financial Officer (“CFO”) of the Company. The appointment will be effective from 16 September 2010.

Mr. Zhong Hua joined CNOOC in 1982, and has been working in the oil and gas industry for over 28 years. He received his bachelor’s degree from Southwest Petroleum Institute and master’s degree from Heriot - Watt University in the United Kingdom. Mr. Zhong is currently the Executive Vice President and CFO of China Oilfield Services Limited.

Mr. Fu Chengyu, Chairman of the Board and Chief Executive Officer of the Company said: “On behalf of the Board, I would like to welcome Mr. Zhong Hua, the new CFO of our company. I believe Mr. Zhong is well qualified to fulfill the CFO role as he has deep understanding of capital market, and broad experience in the industry and corporate financial management. Meanwhile, I would like to express my appreciation to Mr. Yang Hua and his great contribution to enhance the Company’s financial performance and competitiveness during his tenure.”

Mr. Zhong Hua’s Bio
Born in 1960, Mr. Zhong is a senior engineer and graduated from Southwest Petroleum Institute, with a bachelor’s degree in Oil Exploitation. He received a master’s degree in Petroleum Engineering from Heriot - Watt University in the United Kingdom in 1988. He joined CNOOC in 1982, and has been working in the oil and gas industry for over 28 years.
From 1982 to 1999, Mr. Zhong served as Petroleum Engineer，Expro Northsea Staff in UK，Deputy Manager of Downhole Services Company, Manager of Wei 10-3 Oilfield, Oilfield Superintendent of CNOOC Indonesia Project, Supervisor of Yai 21-1-3 HTHP Well Testing Project, Deputy Manager of Drilling and Exploitation Institute，Manager of Science and Technology Department and Manager of Administration Department of China Offshore Oil Nanhai West Corporation. From September 1999 to August 2005, Mr. Zhong was General Manager of Administration Department and General Manager of Development and Planning Department of CNOOC Ltd. From August 2005, Mr. Zhong served as Vice President, Executive Vice President, Executive Vice President and Chief Financial Officer of China Oilfield Services Limited.

– End –

Notes to Editors:
More information about the Company is available at http://www.cnoocltd.com.
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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations. For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2008 Annual Report on Form 20-F filed on May 8, 2009.
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For further enquiries, please contact:

Mr. Jiang Yongzhi
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1731
Fax: +86-10-8452-1441
E-mail: jiangyzh2@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: sharon.fung@knprhk.com